CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

(Expressed in US Dollars)

October 31, 2008

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

For further information, please contact:

Michael W. Kinley, Chief Financial Officer

Tel:

(604) 408-7488

Fax:

(604) 408-7499

DORATO RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

	October 31, 2008	January 31, 2008 (audited)

ASSETS

Current
Cash and cash equivalents	$ 3,918,313	$ 5,851,179
Accounts receivable	506,049	37,103
Prepaid expenses	15,086	2,020

	4,439,448	5,890,302

Fixed assets (Note 4)	80,994	12,028
Exploration advances	352,104	-
Mineral property interests (Note 5)	10,841,847	473,610

	$ 15,714,393	$ 6,375,940

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 393,215	$ 252,178

Shareholders’ equity (deficiency)
Capital stock (Note 7)	22,172,918	6,512,234
Shares subscription	-	5,337,680
Contributed surplus (Note 7)	1,691,719	-
Deficit accumulated during the development stage	(8,133,204)	(5,736,462)
Accumulated other comprehensive loss (Note 2)	(410,255)	10,310

	15,321,178	6,123,762

	$ 15,714,393	$ 6,375,940

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

“Keith Henderson” (signed)	Director	“Jeffrey Pontius”(signed)	Director
Keith Henderson		Jeffrey Pontius

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	October 31		October 31
	2008	2007	2008	2007

Expenses
Amortization	$ 1,628	$ 333	$ 2,712	$ 825
Consulting fees (note 8)	159,514	7,323	1,784,718	20,785
Investor relations	58,783	-	210,837	-
Office and miscellaneous	50,790	3,558	138,795	10,871
Professional fees (note 8)	15,795	5,054	150,684	14,732
Regulatory	1,130	2,628	45,116	11,441
Travel and promotion	35,547	4,728	73,663	4,728
	(323,187)	(23,624)	(2,406,525)	(63,382)

Other items
Gain (loss) on foreign exchange	(76,289)	-	(93,335)	-
Interest income	24,524	3,754	118,379	10,541
Loss on disposal of equipment	-	-	(15,261)	-
Write off exploration expenses	-	(22,482)	-	(58,085)
	(51,765)	(18,728)	9,783	(47,544)

Loss and comprehensive loss for the period	(374,952)	(42,352)	(2,396,742)	(110,926)

Basic and fully diluted loss per share	($0.01)	($0.03)	($0.11)	($0.02)

Weighted average number of shares outstanding	27,968,187	4,922,189	22,604,866	4,922,189

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended
	October 31		October 31
	2008	2007	2008	2007

Operating Activities
Loss and comprehensive loss for the period	$ (374,951)	$ (42,352)	$ (2,396,742)	$ (110,926)
Add items not affecting cash
Amortization	1,628	333	2,712	825
Stock based compensation	14,649	-	1,691,719	-
Loss on disposal of equipment	-	-	15,261	-
Changes in non-cash items:
Accounts receivable	(306,917)	(3,809)	(468,946)	(6,920)
Accounts payable and accrued liabilities	260,897	13,877	304,444	19,180
Prepaid expenses	50,815	(197)	(13,066)	(407)
Cash Used in Operating Activities	(353,879)	(32,148)	(864,618)	(98,248)

Financing Activities
Issuance of capital stock	1,416,150	669,073	6,235,630	669,073
Shares subscription	-	7,690	-	7,690
Share issuance costs	(12,655)	-	(35,542)	-
Cash Provided by Financing Activities	1,403,495	676,763	6,200,088	676,763

Investing Activities
Exploration advances	64,193	-	(352,104)	-
Mineral property interests	(3,451,566)	(260,088)	(6,914,535)	(260,088)
Purchase of equipment	(82,650)	(13,632)	(82,650)	(13,632)
Cash Used in Investing Activities	(3,470,023)	(273,720)	(7,349,289)	(273,720)

Effect of foreign currency translation	181,005	23,143	80,953	61,906

Increase (decrease) in cash and cash equivalents	(2,239,402)	394,038	(1,932,866)	366,701
Cash and cash equivalents, beginning of period	6,157,715	334,389	5,851,179	361,726

Cash and cash equivalents, end of period	$ 3,918,313	$ 728,427	$ 3,918,313	$ 728,427
Supplemental cash flow information
Interest paid	$ -	$ -	$ -	$ -
Income taxes paid	$ -	$ -	$ -	$ -
Non-cash transactions
Shares issued to acquire mineral properties	$ 1,643,374	$ -	$ 4,122,916	$ -
Shares issued as agent commission	$ -	$ -	$ -	$ -
Accounts payable included in resource property expenditures	$ 51,551	$ -	$ 51,551	$ -

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Expressed in United States dollars)

(Unaudited – Prepared by Management)

	Number of Shares Issued	Capital Stock Amount	Contributed Surplus	Shares Subscribed	Accumulated Other Comprehensive Income	Deficit	Total

Balance - January 31, 2007	4,618,187	$ 5,853,686	$ -	$ -	$ (31,807)	$ (5,463,341)	$ 358,538

Exercise of warrants	2,000,000	658,548	-	-	-	-	658,548
Shares subscribed				5,337,680			5,337,680
Currency translation adjustment	-	-	-		42,117	-	42,117
Loss for the year	-	-	-	-	-	(273,121)	(273,121)

Balance - January 31, 2008	6,818,187	6,512,234	-	5,337,680	10,310	(5,736,462)	6,123,762

Private placement	18,500,000	11,573,310	-	(5,337,680)	-	-	6,235,630
Property acquisition	8,150,000	4,122,916	-	-	-	-	4,122,916
Stock-based compensation	-	-	1,691,719	-	-	-	1,691,719
Share issue cost	-	(35,542)	-	-	-	-	(35,542)
Currency translation adjustment	-	-	-	-	(420,565)	-	(420,565)
Loss for the period	-	-	-	-	-	(2,396,742)	(2,396,742)

Balance - October 31, 2008	33,468,187	$ 22,172,918	$ 1,691,719	$ -	$ (410,255)	$ (8,133,204)	$ 15,321,178

The accompanying notes are an integral part of these consolidated financial statements.

DORATO RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED OCTOBER 31, 2008 AND 2007

(Expressed in United States dollars)

(Unaudited – Prepared by Management)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Dorato Resources Inc. (the "Company") is incorporated under the laws of British Columbia, Canada. Commencing in 2006, the Company is engaged in the acquisition, exploration and development of mineral properties. Prior to 2006, the Company was involved in the technology industry and operated under the name “Quest Ventures Inc.”. At July 19, 2005 annual meeting, Dorato’s shareholders approved a name changed and, in general terms, the proposed change of business.

On April 24, 2008, the Company received approval from the TSX Venture Exchange to complete its change of business previously announced on November 19, 2007.  The Company had met the requirement to be listed as a YSXV Tier 2 company.  Effective April 25, 2008, the Company’s listing will transfer from NEX to the TSXV and the Company’s common shares will commence trading under the symbol “DRI”.

The Company is in the process of exploring and developing its mineral properties and has not determined whether these properties contain economically recoverable reserves of ore.  The Company has not earned significant revenues from its mineral property interests and is considered to be in the exploration stage.

The recovery of amounts shown as acquisition costs of mineral property interests and the related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from the disposition thereof.

The Company’s ability to continue as a going-concern is dependent on the Company being able to satisfy its liabilities as they become due and to obtain the necessary equity financing to complete the exploration and development of its mineral property interests, the attainment of profitable mining operations, and, or the receipt of proceeds from the disposition of its mineral property interests.  These consolidated financial statements have been prepared on a going-concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going-concern.

	October 31, 2008	January 31, 2008 (audited)

Deficit	$ (8,133,204)	$ (5,736,462)
Working capital	$ 4,046,233	$ 5,638,124

2.

SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dorato Peru S.A.C., which was incorporated under the laws of Peru during 2007.  Significant intercompany balances and transactions were eliminated upon consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  Significant areas requiring the use of estimates include accruals of receivables and accrued liabilities, rates of amortization, impairment of mineral property interests and amounts of reclamation and environmental obligations, assumptions used to determine the fair value of stock-based compensation and determination of the valuation allowance for future income tax assets. While management believes the estimates to be reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Foreign currency translation

The Company’s functional currency is the Canadian dollar. The accounts of subsidiaries, which are integrated operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at the period end exchange rates.  Non- monetary assets and liabilities are translated using historical rates of exchange.  Revenue and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings.  Exchange gains and losses are included in the statement of operations.

The Company uses the current rate method to translate from the functional currency to the United States dollar whereby all assets and liabilities are translated into United States dollar equivalents at the rate of exchange at the balance sheet date.  Revenue and expenses are translated into United States dollar equivalents at the average rate of exchange throughout the period.  Gains and losses arising from translation of the financial statements are disclosed as a separate component of shareholders' equity.

Cash and cash equivalents

Cash and cash equivalents consists primarily of cash on deposit and guaranteed investment certificates (“GIC”) that are readily convertible into known amounts of cash within three months or less from the date of acquisition.

Amortization

Amortization of  fixed assets are recorded on a declining-balance basis at the following annual rates:

Computer equipment

-

30%

Office equipment

-

20%

           Leasehold improvements          -        straight-line over the lease term

Additions during the year are amortized at one-half the annual rates.

Mineral property interests and deferred exploration costs

The Company records its interests in mineral properties and deferred exploration costs by geological area, at cost.  All direct and indirect costs relating to the acquisition and exploration of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment.  These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property upon commencement of production.  Proceeds from mineral property interests sold will be credited against the cost of the property.

The recorded cost of mineral exploration interests is based on cash paid, the value of share considerations and exploration and development costs incurred. The recorded amount may not reflect present or future values as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production, or realize proceeds from disposition.

All deferred property expenditures are reviewed annually, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property interest exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the interest for an amount exceeding the deferred costs, provision is made for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Asset retirement obligations

The Company recognizes an estimate of the liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred.  The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount will be depleted on a straight-line basis over the estimated life of the asset upon commencement of commercial production.  The liability amount is increased each reporting period due to the passage of time and the amount of accretion will be charged to operations in the period.  The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost.  Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.  At present the Company has determined that it has no material AROs to record in the financial statements.

Revenue recognition

Interest income is recorded as earned at the stated rate of interest over the term to maturity.

Stock-based compensation

The Company accounts for the fair value of stock-based compensation using the Black-Scholes option pricing model with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or when the awards or rights are granted, with a corresponding increase to contributed surplus. When stock options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period. However, diluted loss per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive.

Shares held in escrow, other than when their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that enactment or substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Financial Instruments – Adopted for 2007

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants’ (“CICA”) under Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”.  These new sections provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories; held-for-trading, held-to-maturity investments, loans and receivables, available-for sale assets or other financial liabilities.  All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification.  Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is de-recognized or impaired.

Financial instruments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Financial instruments not classified as held-to-maturity or as trading are classified as available-for-sale. Receivables are classified as loans and receivables, and accounts payable and accrued liabilities and due to related parties are classified as other liabilities, all of which are measured at amortized cost. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

On the date of adoption, the Company re-measured its financial assets and liabilities as appropriate. There was no impact on the financial statements arising from the adoption of the standard and, accordingly, prior period financial statements have not been restated.

Future accounting changes

i)

Capital Disclosures

In February 2007, the Canadian Institute of Chartered Accountants’ (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. Other than the additional disclosure in Note 12, the adoption of this Section has had no impact on the Company’s consolidated financial statements.

ii)

Financial Instruments

In February 2007, the CICA issued two new standards, Section 3862, “Financial Instruments Disclosures”, and Section 3863, “Financial Instruments Presentation”. These sections replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The. adoption of this Section has had no impact on the Company’s consolidated financial statements.

iii)

Going-concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of a company’s ability to continue as a going-concern.  When financial statements are not prepared on a going-concern basis that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008.  The adoption of this Section has had no impact on the Company’s consolidated financial statements.

iv)

Goodwill and Intangibles

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The adoption of this Section has had no impact on the Company’s consolidated financial statements.

v)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments consist of cash, receivables, and accounts payable and accrued liabilities.  The Company has designated its cash as held-for-trading; accounts receivables as loans and receivables; and accounts payable and accrued liabilities as other liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity.

The amounts receivable is designated as loans and receivables, and using the effective interest method, are carried at amortized cost.

Interest risk

The Company is exposed to interest rate price risk on its cash equivalent with a fixed yield and interest rate cash flow risk on its cash equivalent with a variable yield.

Currency risk

The Company is exposed to foreign currency fluctuations to the extent mineral interest expenditures and operating expenditures incurred and amounts receivable by the Company are not denominated in Canadian dollars. The Company does not employ hedges, derivatives or any other strategies to mitigate this risk.

Credit risk

The Company is not exposed to significant credit risk on its cash and cash equivalents as they are placed with major Canadian financial institutions. The Company is exposed to significant credit risk on its amounts receivable as the debtor was in bankruptcy protection before a recent corporate reorganization. The credit risk is mitigated by the Company paying rent and royalties to the debtor in exchange for the assignment of mineral properties and use of facilities.

4.

FIXED ASSETS

	October 31, 2008			January 31, 2008 (audited)
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 13,435	$ 707	$ 12,728	$ 25,871	$ 13,843	$ 12,028
Furniture and equipment	52,705	612	52,093	-	-	-
Leasehold Improvement	16,510	337	16,173	-	-	-
	$ 82,650	$ 1,656	$ 80,994	$ 25,871	$ 13,843	$ 12,028

5.

MINERAL PROPERTY INTERESTS

Balance, January 31, 2007	$ -

Acquisition costs	-
Deferred exploration costs:
Incurred during the year:
Field expenses	6,860
Personnel	456,466
Travel	10,283
473,609

Balance, January 31, 2008	473,609

Foreign currency adjustment	(49,158)

Acquisition costs:
Cash payments	3,240,000
Common shares issued	3,666,268
Deferred exploration costs:
Incurred during the period:
Field expenses	1,860,444
Land maintenance & tenure	339,819
Personnel	838,380
Public relations	13,834
Survey and mapping	12,097
Travel	446,554
3,511,128

Total expenditures for the period	10,417,396

Balance, October 31, 2008	$ 10,841,847

Property Acquisition

During the year ended January 31, 2008, the Company entered into five option agreements to earn a 100% interest in 70 mineral mining concessions located in Peru (the “Mineral Claims”).  The Mineral Claims together comprise the Cordillera del Condor Copper – Gold Project. As consideration for the Mineral Claims, the Company agreed to issue 15,500,000 common shares in stages and pay a total of USD 4,220,000 as follows:

i)

Vicmarama Property

On October 18, 2007, the Company has the option to earn 100% interest in these 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares in consideration of issuance of 750,000 common shares (250,000 shares issued) and $250,000 ($150,000 paid).  The remaining 500,000 shares must be issued on or before October 18, 2009 and the remaining $100,000 must be paid on or before April 24, 2009

ii)

Maravilla Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 13,400 hectares in consideration of issuance 1,250,000 common shares (issued) and $300,000 (paid).

iii)

Lahaina 1 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares in consideration of issuance 3,400,000 common shares (issued) and $270,000 (paid).

iv)

Lahaina 2 Property

On October 18, 2007, the Company entered into agreement to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares in consideration of issuance 1,500,000 common shares (250,000 shares issued) and $400,000 ($200,000 paid).  The remaining 1,250,000 shares must be issued on or before October 18, 2009 and $200,000) must be paid on or before October 18, 2009 (paid on December 5, 2008).

v)

Afrodita Property

On October 18, 2007, the Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares and the payment of $8,000,000 payable over thirty-six months following October 18, 2007. In October, 2008 (TSXV approval received December 23, 2008), the terms of the agreement were amended such that the Company is now required to pay US$3,000,000 ($2,000,000 paid)  and issue 8,000,000 common shares (3,000,000 shares issued) to exercise the option. The Company also paid an additional $320,000 to settle certain legal obligations concerning these mineral claims.

On July 18, 2008, the Company entered into a Royalty Option Agreement with Franco-Nevada Corporation. The Company agreed to grant Franco-Nevada the option to purchase a perpetual royalty on 100% of the gold and silver produced from its EL Tambo and surrounding land packages covering approximately 152 square kilometers along the southern extension of Aurelian Gold’s Fruta del Norte structural trend as it enters Peru.  The material terms of the Royalty Option Agreement are as follows:

      The Option will expire the sooner of : (a) the expiration or termination of the concessions or other property comprising the EL Tambo and surrounding land packages or (b) sixty days following a decision to construct a mine;
      The Option may be exercised within sixty days following a decision to construct a mine by the Company and/or its successor in interest together with a firm commitment to finance construction;
      The royalty rate shall be either 1% or 2% of the Net Smelter Return, dependent on the gold price at the time of the exercise of the Option; and
      The Option may be exercised at a purchase price equal to the Royalty Net present Value which, for the purpose of the Royalty Option Agreement, shall mean the after tax net present value of the royalty revenue from the production of gold and silver using the royalty rate and a 71/2% discount rate applied to the base case model assumptions contained in a feasibility study used to make the decision to construct the mine.

Acquisitions

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every reasonable precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Environmental expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized:

Unlimited number of common shares without par value

During the nine months ended October 31, 2008, the Company:

i)

completed a non-brokered private placement for the total proceeds of CAD$10,200,000 (USD$10,068,012) through the issuance of 17,000,000 shares at a price of CAD$0.60 per share.

ii)

issued 4,150,000 common shares for mineral properties valued at CAD$0.60 per share for a total of  CAD$2,490,0000 (USD2,479,542).

iii)

completed a non-brokered private placement with Franco-Nevada Corporation for 1,500,000 common shares at a price of CAD$1.70 per common share for gross proceeds of CAD$2,550,000.  Franco-Nevada was also granted the right to participate in all subsequent financings on a pro-rata basis for a period of two years.

iv)

issued 4,000,000 common shares for mineral properties valued at CAD$0.485 per share for a total of  CAD$1,940,0000 (USD1,643,374).

During the year ended January 31, 2008, the Company:

i)

issued 2,200,000 common shares for warrants exercised at a price of CAD$0.30 per shares for total proceeds of CAD$660,000 (USD658,548).

7.

STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan in place under which it is authorized to grant options to executive officers, directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option equals the approximate market price of the Company's stock as calculated on the date of grant.  The options can be granted for a maximum term of five years and periods of vesting are determined by the Board of Directors.

A summary of the status of the stock option plan as of October 31, 2008 and January 31, 2008, and changes during the periods ended on those dates is presented below:

	Nine months ended October 31, 2008		Year ended January 31, 2008
	Number of Shares	Weighted Average Exercise Price CAD$	Number of Shares	Weighted Average Exercise Price CAD$

Options outstanding, opening:	-	$ -	-	$ -
Granted	2,600,000	$1.40	-	$ -
Options outstanding, ending:	2,600,000	$1.40	-	$ -

Stock options outstanding are as follows:

	Nine months ended October 31, 2008			Year ended January 31, 2008
Expiry Date	Exercise Price (CAD$)	Number of Shares	Exercisable at Period End	Exercise Price (CAD$)	Number of Shares	Exercisable at Year End

May 23, 2010	$1.40	2,412,500	2,412,500	-	-	-
June 20, 2010	$1.40	187,500	46,875	-	-	-

Stock-based compensation

During the nine months ended October 31, 2008, the Company granted 2,600,000 (2007– Nil) stock options with a fair value of $1,691,719 (2008 - $Nil) or $0.65 (2008 – Nil) per option, calculated using the Black-Scholes option pricing model.  The stock-based compensation would be allocated $1,513,179 to consulting, $99,352 to investor relations, $34,429 to mineral properties, $30,987 to professional fee and $13,772 to office expenses.

The following weighted average assumptions were used for the Black-Scholes option pricing model calculations:

	June 20, 2008 grant	May 23, 2008 grant

Risk-free interest rate	3.3%	2.99%
Expected life of options/warrants	2 years	2 years
Annualized volatility	99.88%	90.98%
Dividend rate	0.00%	0.00%

Warrants

At October 31, 2008, there are no warrants outstanding.

Warrants transactions are summarized as follows:

	October 31, 2008		January31, 2008 (audited)
	Number of Warrants	Weighted Average Exercise Price (CAD$)	Number of Warrants	Weighted Average Exercise Price (CAD$)

Balance, beginning of period	-	$ -	2,200,000	$ 0.30
Issued during the period	-	$ -	-	$ -
Exercised	-	$ -	(2,200,000)	$ 0.30

Balance, end of period	-	$ -	-	$ -

8.

RELATED PARTY TRANSACTIONS

During the nine months ended October 31, the Company entered into the following transactions with related parties:

a)

Paid or accrued consulting fee of $89,514 (2007 - $20,785) to companies related to directors, not including stock-based compensation.

b)

Paid or accrued consulting fee of $5,806 (2007 - $Nil) to an officer.

c)

  Paid or accrued exploration expenditures of $608,468 (2007 - $Nil), office and administration expenses of $3,910 (2007 - $Nil) and consulting expenses of $34,966 (2007 -$Nil) to a company with an officer in common.

d)

Included in accounts payable is $324,995 (2007- $1,032) to companies with a common officer for reimbursement of consulting, investor relations and deferred exploration costs.  The amounts due to and from related parties are unsecured and without interest or stated terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows for the nine month period ended October 31:

	2008	2007

Net Income (loss) for the period	$ (2,396,742)	$ (68,574)

Expected income tax recovery	$ (757,400)	$ (23,400)

Temporary differences	4,300	200
Permanent differences	534,600	-
Reduction in future income taxes resulting from statutory rate reduction	23,300	-
Difference in tax rates of other jurisdictions	12,800	-
Unrecognized benefit of non-capital losses	182,400	23,200

	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	October 31, 2008	January 31, 2008
		(audited)

Non-capital losses	$ 434,100	$ 62,000
Mineral properties	50,500	36,000
Equipment	5,200	1,000

	489,800	99,000

Valuation allowance	(489,800)	(99,000)

	$ -	$ -

The Company has available for deduction against future taxable income non-capital losses of approximately $460,000.  These losses, if not utilized, will expire through to 2028. Subject to certain restrictions, the Company has exploration and development expenditures of approximately $11,000,000 available to reduce future Canadian income taxes.

Future tax benefits that may arise as a result of these non-capital losses and finance costs have been offset by a valuation allowance and have not been recognized in these consolidated financial statements.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended October 31, 2008, the Company issued 4,150,000 shares valued at CAD$0.60 and 4,000,000 shares valued at CAD$0.485 towards the acquisition of the properties in Peru.

11.

SEGMENTED INFORMATION

The business of the Company is the acquisition, exploration and development of mineral properties.

Geographic information is as follows:

	October 31, 2008	January 31, 2008 (audited)

Capital assets and mineral property interests
Canada	$ 22,794	$ 12,028
Peru	10,900,047	473,610

	$ 10,922,841	$ 485,638

12.

CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company currently has no source of revenues; as such the Company is dependent upon external financings to fund activities. In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the nine months ended October 31, 2008. The Company is not subject to externally imposed capital requirements